                                   Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                        (Check One):
[X] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR
      For Period Ended: December 31, 2002
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

      Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the
      Item(s) to which the notification relates:

Part I-Registrant Information

      Whitney Information Network, Inc.
      (Full name of Registrant)

.................................................................................
      4818 Coronado Parkway
      (Address of Principal Executive Office)

.................................................................................
      Cape Coral, Florida 33904
      (City State Zip)

Part II.Rules 12b.25(b) and (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10.K,  Form  10-KSB,  Form 20-F,  11.K or Form N.SAR,  or portion thereof  will  be  filed  on or  before  the  fifteenth  calendar  day following the prescribed due date; or the subject  quarterly report or transition report on Form 10.Q or Form 10-QSB, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b.25(c)
          has been attached if applicable.

Part III. Narrative

State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB,  N-SAR or the transition  report or portion thereof could not be filed within the prescribed time period.

      More time is needed to accumulate information.

Part IV. Other Information

     (1)  Name and  telephone  number  of person  to  contact  in regard to this notification

            Ronald S. Simon                (941)             542-8999
               (Name)                   (Area Code)      (Telephone Number)

     (2)  Have all other periodic  reports required under section 13 or 15(d) of the  Securities  Exchange Act of 1934 or section 30 of the  Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the  registrant  was required to file such  report(s) been filed? If the answer is no, identify report(s).  [X] Yes [ ] No (3) Is it anticipated  that any  significant  change in results of operations from  the  corresponding  period  for the  last  fiscal  year  will be reflected  by the  earnings  statements  to be included in the subject report or portion thereof? [X] Yes [] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. EXHIBIT 1

                        Whitney Information Network, Inc.

          has  caused  this  notification  to be  signed  on its  behalf  by the undersigned thereunto duly authorized.

Date  April 1, 2003            /s/ Ronald S. Simon, Secretary / Treasurer / CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).

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EXHIBIT  1:  Change in  operations:  As a result of an  increase  in  revenue of approximately  $20  million  from  2001 to 2002,  the  Company  has  tentatively recorded a corresponding  increase in net income of  approximately  $3.7 million over the prior year.